 FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2010

EXCEL MARITIME CARRIERS LTD.

(Translation of registrant's name into English)

Par La Ville Place

14 Par-La-Ville Road

Hamilton, HM JX Bermuda

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release dated April 30, 2010, Excel Maritime Announces Delivery of Newbuild Capesize M/V “Christine” and Secures M/V “Fortezza” under New Time Charter.

 Exhibit 1

Excel Maritime Announces Delivery of Newbuild Capesize M/V “Christine” and Secures M/V “Fortezza” under New Time Charter

ATHENS, GREECE – April 30, 2010 – Excel Maritime Carriers Ltd (NYSE: EXM), an owner and operator of dry bulk carriers and a leading international provider of worldwide seaborne transportation services for dry bulk cargoes, today announced that it has taken delivery of the Newbuild Capesize, M/V Christine and secured a time charter agreement for M/V Fortezza.

The Company has taken delivery of the newbuild Capesize vessel M/V Christine today from the Imabari Shipyard in Japan. The vessel has a carrying capacity of 180,000 dwt. Upon its delivery, the M/V Christine commenced a 5-year time charter with a first class European charterer at a base rate of $25,000 per day with a 50% profit sharing above the base rate, based on the monthly AV4 BCI time charter rates as published by the Baltic Exchange.

The M/V Fortezza, a 1993 built Panamax bulk carrier with a carrying capacity of 69,634 dwt, has entered into a charter agreement for a minimum period of 13 months to a maximum period of 16 months at the gross daily rate of $27,000. The vessel is expected to commence this charter by early May 2010.

Mr. Pavlos Kanellopoulos, Chief Financial Officer of the Company, commented, “We are pleased to have taken delivery of the M/V Christine which expands our operational fleet to 48 vessels. We continue to implement our balanced charter strategy by securing period employment for both the M/V Christine and the M/V Fortezza under time charters at profitable rates. As of today, our time charter coverage stands at 63% for the remaining of 2010. We continue to pursue our business strategy to maximize the generation of stable and predictable cash flows thereby ensuring shareholder value for the long term.”

About Excel Maritime Carriers Ltd

Excel is an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, such as iron ore, coal and grains, as well as bauxite, fertilizers and steel products. Excel owns a fleet of 41 vessels and, together with 7 Panamax vessels under bareboat charters, operates 48 vessels (6 Capesize, 14 Kamsarmax, 21 Panamax, 2 Supramax and 5 Handymax vessels) with a total carrying capacity of approximately 4.0 million DWT.  Excel Class A common shares have been listed since September 15, 2005 on the New York Stock Exchange (NYSE) under the symbol EXM and, prior to that date, were listed on the American Stock Exchange (AMEX) since 1998. For more information about the Company, please go to our corporate website www.excelmaritime.com.

Contacts:

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue – Suite 1536

New York, NY 10160, USA

Tel:  (212) 661-7566

Fax: (212) 661-7526

E-Mail: excelmaritime@capitallink.com

www.capitallink.com

Company:

Pavlos Kanellopoulos

Chief Financial Officer

Excel Maritime Carriers Ltd.

17th Km National Road Athens-Lamia & Finikos Street

145 64 Nea Kifisia

Athens, Greece

Tel: 011-30-210-62-09-520

Fax: 011-30-210-62-09-528

E-Mail: ir@excelmaritime.com

        www.excelmaritime.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCEL MARITIME CARRIERS LTD.
(registrant)

Dated: April 30, 2010

By:

/s/ Pavlos Kanellopoulos

Pavlos Kanellopoulos

Chief Financial Officer